SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(19 September 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 19 September 2016 re: Director/PDMR Shareholding

19 September 2016

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') AND PERSONS CLOSELY ASSOCIATED WITH THEM IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')
This announcement should be read in conjunction with the Summary Remuneration Announcement published on 25 February 2016 and disclosures in the 2015 Annual Report and Accounts published on 8 March 2016. The 2015 Annual Report and Accounts is available on the 'Annual Reports' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

Deferred Bonus Awards for 2012, 2013, 2014 and 2015 Performance
As announced on 25 February 2016, Deferred Bonus Awards are due to be released in 2016 which relate to performance in 2012, 2013, 2014 and 2015. In accordance with the Group's deferral policy, a proportion of the Shares are released over a period as set out at time of award, being received in tranches in March and September.

In this respect, the Group announces that on 16 September 2016, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares (for no payment) as set out by their name. The release on 16 September 2016 of tranches of the 2012 and 2013 Deferred Bonus Awards incorporates performance adjustments following the Group's settlement with the FCA with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013 as announced on 5 June 2015.

Name	2012	2013	2014	2015
Juan Colombás	44,355	277,981	-	-
George Culmer	-	295,534	-	-
Andrew Bester	67,741	53,305	33,153	50,506
Karin Cook	-	17,357	14,918	35,654
Antonio Lorenzo	37,634	47,034	28,664	87,242
Vim Maru	-	23,927	28,512	52,978
Zak Mian	-	-	7,209	48,295
David Oldfield	21,690	19,854	18,363	46,239
Matt Young	47,490	43,470	23,921	65,094

António Horta-Osório's annual bonus awards for 2012, 2013 and 2014 performance are subject to additional conditions including deferral for five years and accordingly will not be released in 2016. Juan Colombás and George Culmer's annual bonus awards for 2014 are subject to deferral until at least March 2017 and the annual bonus awards for 2015 performance for António Horta-Osório, Juan Colombás and George Culmer are subject to deferral until at least March 2018 and accordingly will not be released in 2016.

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

In this respect, the Group announces that, after the settlement of income tax liabilities and National Insurance contributions, 3,330 Shares were acquired on 16 September 2016 on behalf of António Horta-Osório in respect of his September 2016 salary. The acquisition price was 56.73 pence per Share.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the third quarter of 2016 under the Group's Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the Group announces that, after the settlement of income tax liabilities and National Insurance contributions, Shares were acquired on 16 September 2016 on behalf of the PDMRs as listed in the table below. The acquisition price was 56.73 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Shares
António Horta-Osório	210,206
Juan Colombás	116,080
George Culmer	117,715
Andrew Bester	114,445
Karin Cook	94,826
Simon Davies	114,445
Antonio Lorenzo	116,734
Vim Maru	94,826
Zak Mian	17,517
David Oldfield	106,270
Matt Young	81,746

Share Disposals
The Group announces the disposal of Shares by PDMRs as set out below:
Name of PDMR	Number of Shares Sold	Price Per Share	Transaction date
Andrew Bester	360,933	56.30 pence	16 September 2016
	239,067	56.642 pence	16 September 2016
David Oldfield	106,146	56.65 pence	16 September 2016

Transfer of shares
The Group announces that Karin Cook, a PDMR, transferred 56,754, Shares to her husband, Timothy Cook, a person closely associated with her, on 16 September 2016, who acquired the Shares for nil consideration.

Sharesave
The Group announces that in order to participate, along with other PDMRs, in the current 2016 Sharesave offer, Juan Colombás and Zak Mian, both PDMRs, have each cancelled, on 15 September 2016 and 17 September 2016 respectively, their savings contracts from an earlier Sharesave. Accordingly their options over 29,990 Shares granted under the Group's Sharesave Scheme, an all-employee share plan, on 2 October 2014 at 60.02 pence per Share have lapsed. Details of the number of options to be awarded to PDMRs under the 2016 Sharesave will be announced when the options are granted.

Shareholding Requirement
Following these transactions, all Executive Directors and Members of the Group Executive Committee continue to comply with the Group's shareholding policy requirements.

ENQUIRIES:
Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

The following notifications, made pursuant to Article 19(3) of the Market Abuse Regulation, provide further details.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		António Horta-Osório
2	Reason for the notification
a)	Position/status		Group Chief Executive
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1. Acquisition of Shares at GBP 00.5673 each. As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.
2. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	Acquisition of Shares	GBP 00.5673	3,330
	2	Fixed Share Award	GBP 00.5673	210,206
d)	Aggregated information - Aggregated volume - Price		213,536 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Juan Colombás
2	Reason for the notification
a)	Position/status		Chief Risk Officer
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 2. Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
3. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2012 Deferred Bonus Award	GBP 00.5673	44,355
	2	2013 Deferred Bonus Award	GBP 00.5673	277,981
	3	Fixed Share Award	GBP 00.5673	116,080

d)	Aggregated information - Aggregated volume - Price		438,416 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 2 October 2014 at GBP 00.6002 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction
Juan Colombás cancelled his savings contract in connection with the options granted to him under the Group's Sharesave Scheme on 2 October 2014 at GBP 00.6002 per Share and therefore his option over 29,990 Shares has lapsed.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.6002	29,990
d)	Aggregated information	N/A
e)	Date of the transaction	15 September 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		George Culmer
2	Reason for the notification
a)	Position/status		Chief Financial Officer
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1. Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
2. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2013 Deferred Bonus Award	GBP 00.5673	295,534
	2	Fixed Share Award	GBP 00.5673	117,715

d)	Aggregated information - Aggregated volume - Price		413,249 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Andrew Bester
2	Reason for the notification
a)	Position/status		Group Director & Chief Executive, Commercial Banking
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 4 Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
5. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2012 Deferred Bonus Award	GBP 00.5673	67,741
	2	2013 Deferred Bonus Award	GBP 00.5673	53,305
	3	2014 Deferred Bonus Award	GBP 00.5673	33,153
	4	2015 Deferred Bonus Award	GBP 00.5673	50,506
	5	Fixed Share Award	GBP 00.5673	114,445

d)	Aggregated information - Aggregated volume - Price		319,150 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.566420	239,067
		GBP 00.563000	360,933
d)	Aggregated information - Aggregated volume - Price	600,000 GBP 00.564363
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Karin Cook
2	Reason for the notification
a)	Position/status		Group Director Operations
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 3 Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
4. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2013 Deferred Bonus Award	GBP 00.5673	17,357
	2	2014 Deferred Bonus Award	GBP 00.5673	14,918
	3	2015 Deferred Bonus Award	GBP 00.5673	35,654
	4	Fixed Share Award	GBP 00.5673	94,826
d)	Aggregated information - Aggregated volume - Price		162,755 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Transfer of Shares to her husband, Timothy Cook, a person closely associated, who acquired the Shares for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.5673	56,754
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Timothy Cook
2	Reason for the notification
a)	Position/status	A person closely associated with Karin Cook, a PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares for nil consideration from his wife, Karin Cook, a PDMR.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.5673	56,754
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Simon Davies
2	Reason for the notification
a)	Position/status		Chief People, Legal and Strategy Officer
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction		1. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	Fixed Share Award	GBP 00.5673	114,445

d)	Aggregated information - Aggregated volume - Price		N/A
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Antonio Lorenzo
2	Reason for the notification
a)	Position/status		Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 4 Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
5. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2012 Deferred Bonus Award	GBP 00.5673	37,634
	2	2013 Deferred Bonus Award	GBP 00.5673	47,034
	3	2014 Deferred Bonus Award	GBP 00.5673	28,664
	4	2015 Deferred Bonus Award	GBP 00.5673	87,242
	5	Fixed Share Award	GBP 00.5673	116,734

d)	Aggregated information - Aggregated volume - Price		317,308 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Vim Maru
2	Reason for the notification
a)	Position/status		Group Director, Group Customer Products & Marketing
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 3 Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
4. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2013 Deferred Bonus Award	GBP 00.5673	23,927
	2	2014Deferred Bonus Award	GBP 00.5673	28,512
	3	2015 Deferred Bonus Award	GBP 00.5673	52,978
	4	Fixed Share Award	GBP 00.5673	94,826

d)	Aggregated information - Aggregated volume - Price		200,243 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		David Oldfield
2	Reason for the notification
a)	Position/status		Group Director, Retail and Consumer Finance
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 4 Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
5. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2012 Deferred Bonus Award	GBP 00.5673	21,690
	2	2013 Deferred Bonus Award	GBP 00.5673	19,854
	3	2014 Deferred Bonus Award	GBP 00.5673	18,363
	4	2015 Deferred Bonus Award	GBP 00.5673	46,239
	5	Fixed Share Award	GBP 00.5673	106,270

d)	Aggregated information - Aggregated volume - Price		212,416 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.5665	106,146
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Matt Young
2	Reason for the notification
a)	Position/status		Group Corporate Affairs Director
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 4 Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
5. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2012 Deferred Bonus Award	GBP 00.5673	47,490
	2	2013 Deferred Bonus Award	GBP 00.5673	43,470
	3	2014 Deferred Bonus Award	GBP 00.5673	23,921
	4	2015 Deferred Bonus Award	GBP 00.5673	65,094
	5	Fixed Share Award	GBP 00.5673	81,746

d)	Aggregated information - Aggregated volume - Price		261,721 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Zak Mian
2	Reason for the notification
a)	Position/status		Group Director, Digital
b)	Initial notification /Amendment		Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1 - 2 Acquisition of Shares for nil consideration following the release of Deferred Bonus Awards under the Group's Deferred Bonus Plan.
3. Acquisition of Shares at GBP 00.5673 each in respect of the third quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
	1	2014 Deferred Bonus Award	GBP 00.5673	7,209
	2	2015 Deferred Bonus Award	GBP 00.5673	48,295
	3	Fixed Share Award	GBP 00.5673	17,517

d)	Aggregated information - Aggregated volume - Price		73,021 GBP 00.5673
e)	Date of the transaction		16 September 2016
f)	Place of the transaction		London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 2 October 2014 at GBP 00.6002 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction
Zak Mian cancelled his savings contract in connection with the options granted to him under the Group's Sharesave Scheme on 2 October 2014 at GBP 00.6002 per Share and therefore his option over 29,990 Shares has lapsed.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.6002	29,990
d)	Aggregated information	N/A
e)	Date of the transaction	17 September 2016
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 September 2016